Mail Stop 7010

June 26, 2006

via U.S. mail and facsimile

Garry W. Angle
Vice President-Treasurer
The Rowe Companies
1650 Tysons Boulevard
Suite 710
McLean, VA  22102

	Re:	The Rowe Companies
		Form 10-K for the Fiscal Year Ended November 27, 2005
		Filed February 24, 2006
		File No. 1-10226

Dear Mr. Angle:

      We have reviewed your response letter dated May 22, 2006 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Management`s Discussion and Analysis, page 10

Critical Accounting Policies, page 18

1. We have reviewed your response to prior comment 2 in our letter dated May 8, 2006. In future filings, revise your critical accounting policies disclosure to include the following:
* The information you provided us in your response regarding further detail with respect to the assumptions involved in estimating the fair value of the wholesale reporting unit.
* The fact that the fair value of the wholesale reporting unit declined from your May 2005 to your November 2005 test.
* The level of headroom between the carrying value and the fair value of the reporting unit.
* A sensitivity analysis showing the effect on the wholesale reporting unit`s fair value of changes in material assumptions.
* The economic reasons explaining why the fair value of the reporting unit is over four times its carrying value at November 27, 2005, despite the decline in the wholesale segment`s performance.
In your response, show us what your revised disclosures will look like.

2. We have reviewed your response to comment 4 in our letter dated May 8, 2006. In future filings, until the FASB`s interpretation on uncertain tax positions is effective, please expand your critical accounting policies to disclose the nature and remaining amount of reserves as of each balance sheet date; the open audit years for which you have accrued reserves as of these dates; and your policy for recognizing and reversing these reserves. With respect to your policy disclosures, please specifically address your threshold (probable loss, loss that is more likely than not, or some other criteria) for recognizing and reversing these reserves. In your response, show us what your revised disclosures will look like.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact me at (202) 551-3255, if you have questions regarding comments on the financial statements and related matters.


Sincerely,



Nili Shah
Accounting Branch Chief
Garry W. Angle
The Rowe Companies
June 26, 2006
Page 2




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE